August 2, 2021
VIA EDGAR
The United States Securities
    and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Nationwide VL Separate Account-G
Nationwide Life and Annuity Insurance Company
File No. 333-253123 (Nationwide® Advisory VUL – Initial Registration Statement)
Dear Ms. Marquigny:
On behalf of Nationwide Life and Annuity Insurance Company ("Nationwide") and its Nationwide VL Separate Account-G (the "Variable Account"), we are filing this correspondence in relation to the above referenced Registration Statement. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On February 16, 2021, Nationwide filed the above referenced initial Registration Statement on Form N-6 for Individual Flexible Premium Adjustable Variable, Fixed, and Index-Linked Universal Life Insurance Policies to be offered through the Variable Account. Nationwide received your written comments in a letter dated April 23, 2021. On July 2, 2021, Nationwide filed Pre-Effective Amendment No. 1 to the Registration Statement. Nationwide received your oral comments to Pre-Effective Amendment No. 1 on July 27, 2021. The revisions in this correspondence filing are as a result of your July 27, 2021 oral comments. The page numbers referenced below refer to Pre-Effective Amendment No. 1.
Nationwide represents that the revisions included in this correspondence filing will be included in the definitive prospectus, to be filed by 497 after the notice of effectiveness is issued. Nationwide requests effectiveness of the registration statement on Friday, August 6, 2021.
1.	Cover Page of the Statutory, ISP, and USP. If accurate, please disclose that the payment of advisory fees may also be subject to federal and state income taxes and a 10% federal tax penalty.
Response. Nationwide has revised the cover page paragraph of the statutory prospectus that addressed adverse tax consequences as follows (emphasis added). Nationwide confirms that a corresponding revision will be reflected in the ISP and USP upon implementation of those summary prospectuses.
This policy is available through third party financial intermediaries who may charge an investment advisory fee for their services, and these fees are in addition to the policy fees and expenses described in this prospectus. If a policy owner elects to pay any investment advisory fees from the policy through partial surrenders or investment advisory policy loans, this may reduce the Death Benefit and other benefits under the policy, may be subject to federal and state income taxes, and may be subject to a 10% federal tax penalty. For more information, see Policy Loans, Partial Surrender, and Taxes.
2.	Key Information Table – Restrictions: Investments (p. 8). If correct, please include a bullet point to state explicitly that Nationwide may impose restrictions on short-term trading in the Sub-Accounts.
Response. Nationwide has inserted the following new bullet as the 2nd bullet under Investments:
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

•	Nationwide may impose restrictions to deter short-term trading in the Sub-Accounts (see Sub-Account Transfers).
3.	Key Information Table – Taxes (p. 8). Please add language affirmatively stating that a policy owner who pays third party investment advisory fees from policy value may be subject to state and federal income taxes and a 10% federal income tax penalty.
Response. Nationwide has revised the 2nd bullet as follows (emphasis added):
•	Earnings on the policy are generally not taxable to the policy owner, unless withdrawn from the policy. Partial and full surrenders, including partial surrenders to pay investment advisory fees from the policy, may be subject to federal and state income taxes, and may be subject to a 10% federal tax penalty.
4.	Key Information Table – Investment Professional Compensation (p. 8). Please remove the second paragraph from this section, it is not permitted nor required by Form N-6.
Response. Nationwide has removed the identified paragraph.
5.	Overview of the Policy – Purpose (p. 9). Please revise the 3rd paragraph to more clearly explain for whom the contract may be appropriate for (e.g. for investors who want life insurance protection and a policy with cash value).
Response. Nationwide has revised the 3rd paragraph under Purpose as follows (emphasis added):
This policy offers permanent life insurance protection with potential accumulation of Cash Value on a tax deferred basis. Prospective purchasers should consult with a financial professional to determine whether this policy is appropriate for them, taking into consideration his/her particular needs, including investment objectives, risk tolerance, investment time horizon, marital status, tax situation, and other personal characteristics. Generally speaking, this policy is intended as a long-term investment, it is not a short-term investment and is not appropriate for an investor who needs ready access to cash, see Principal Risks.
6.	Overview of the Policy – Policy Features: Payment of Investment Advisory Fees from the Policy (p. 10). Please include the increased likelihood that the policy may lapse.
Response. Nationwide has revised this provision as follows (emphasis added):
Payment of Investment Advisory Fees from the Policy
If a policy owner elects to pay any investment advisory fees from the policy through partial surrenders or investment advisory policy loans, this may reduce the Death Benefit and other benefits under the policy, may result in adverse tax consequences, and may increase the risk of policy Lapse. For more information, see Policy Loans, Partial Surrender, and Taxes.
7.	Fee Table – Per $1,000 of Specified Amount Charge (p. 13). In addition to the maximum fee, please include the minimum fee as the charge varies based upon individual characteristics. Also, does this fee vary according to whether the policy is in the no-lapse period?
Response. Nationwide has added the following minimum fee disclosure for the Fee Table: "Minimum: $0.005 per $1,000 of Base Policy Specified Amount". The minimum and maximum charge does not vary based upon whether or not the policy is within the No-Lapse Guarantee Period; however, as disclosed on Page 43, the current rates for the Per $1,000 of Specified Amount Charge do vary both during the No-Lapse Guarantee Period and after the No-Lapse Guarantee Period.
8.	The Policy – Purchasing a Policy (p. 33). Please revise the disclosure regarding non-medical underwriting per prior Comment #24. The requested disclosure is required under Instruction 2 to Item 7(a) under Form N-6.
Response. Nationwide has revised the 2nd paragraph of Purchasing a Policy as follows (emphasis added):
Nationwide must receive evidence of insurability that satisfies its underwriting standards before it will issue a policy. Nationwide can provide prospective purchasers with the details of its underwriting standards upon request. Nationwide normally uses the medical or paramedical method to assign underwriting classes, which may require a medical examination. Nationwide may also offer an accelerated underwriting option with limited underwriting classes that generally does not require a medical examination, if the proposed Insured qualifies. If offered, prospective purchasers may opt out of accelerated underwriting for normal underwriting which can result in a more or less favorable underwriting classification and accordingly lower or higher policy charges. Generally, accelerated underwriting may result in higher policy charges for
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies healthier Insureds if they could otherwise qualify for a more favorable underwriting classification through normal underwriting. Nationwide reserves the right to reject any application for any reason permitted by law. Additionally, Nationwide reserves the right to modify its underwriting standards on a prospective basis for newly issued policies at any time.
9.	The Policy – Premium Payments (p. 35). In the 2nd to last paragraph, please state more clearly that the amount actually invested in the indexed options may be less than the amount you allocated because of fees, expenses and policy loans.
Response. Nationwide has revised the 2nd to last paragraph under Premium Payments as follows (emphasis added):
Premium allocations to the indexed interest options will be applied to the Fixed Account as a Pending Sweep Transaction on the day they are received. On the applicable Sweep Date, Pending Sweep Transactions will be allocated to the indexed interest strategies, after processing for monthly deductions and other policy charges, loans and partial surrenders, according to the allocation instructions in effect on the day on which the Net Premium was received, unless changed by any transfer requests received in the meantime. Therefore, as a result of any of the deductions described above, the Cash Value applied to the indexed interest strategy may be less than the amount applied as the Pending Sweep Transaction.
10.	Standard Policy Charges – Cost of Insurance Charge (p. 42). Please clarify that the cost of insurance charge is zero if the no-lapse guarantee is elected. The fee table suggests there is a fee before the no-lapse period and after, but it should be made clear in the prospectus that you pay the larger amount if the no-lapse is never elected.
Response. No further revision has been incorporated. The no-lapse guarantee feature is a standard policy benefit for all policies. While the length of the No-Lapse Guarantee Period may vary – it is elected at the time of application and cannot be changed – all policies will elect and have a No-Lapse Guarantee Period for their policy. While a Cost of Insurance Charge could be applied under the policy during the No-Lapse Guarantee Period, as disclosed on Page 42, on a current basis it is zero and therefore no charge will apply.
11.	Surrenders – Partial Surrenders to Pay Investment Advisory Fees from the Policy (p. 74). If there are any benefits that are particularly adversely effected by the payment of advisory fees, either by deductions or loans, please identify those benefits including indexed options, and the impact of paying fees on those benefits. The impacts can be described here or in the description of those benefits.
Response. The effect is the same as the effect of partial surrenders or loans for any other purpose, and this impact is disclosed in the various policy feature and benefit disclosures. For emphasis here, Nationwide has added disclosure to the identified provision with respect to potential impact on the indexed interest strategies, and added a cross reference to the rider disclosures. Accordingly, Nationwide has revised the Partial Surrenders to Pay Investment Advisory Fees from the Policy provision as follows (emphasis added):
Partial Surrenders to Pay Investment Advisory Fees from the Policy
Some policy owners utilize an investment adviser(s) to manage their assets, for which the investment adviser assesses a fee. Investment advisers are not endorsed or affiliated with Nationwide and Nationwide makes no representation as to their qualifications. The fees for these investment advisory services are specified in the respective account agreements and are separate from and in addition to the policy fees and expenses described in this prospectus. Some policy owners authorize their investment adviser to take a partial surrender(s) from the policy to collect investment advisory fees. In order to take partial surrenders from the policy to pay investment advisory fees, the investment adviser and policy owner must complete an authorization form specified by Nationwide. Once the authorization form is completed, the investment adviser may thereafter request a partial surrender(s) via the Service Center without further approval, counter-signature, or cosignature from the policy owner.
Partial surrenders to pay investment advisory fees reduce the Cash Value, Cash Surrender Value, Base Policy Specified Amount, and Death Benefit. A partial surrender from an Index Segment before the Index Segment Maturity Date will result in no interest credited for the amount deducted. In addition, partial surrenders taken from the policy to pay investment advisory fees may negatively impact the Rider benefits available under the policy, see Policy Riders and Rider Charges. Partial surrenders to pay investment advisory fees are subject to the same restrictions and limitations for partial surrenders generally, as described above.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

12.	Taxes (p. 86). The tax section of the prospectus should describe the potential consequences of deducting advisory fees from cash value.
Response. Per the July 27 discussion with SEC staff, no further response is necessary for this comment.
Please contact me direct at 614-249-8061 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life and Annuity Insurance Company
/s/ M. Andrew Kress
M. Andrew Kress
Counsel
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies